**Room 4561**

May 13, 2008

J.W. Braukman III
Chief Financial Officer
MTM Technologies, Inc.
1200 High Ridge Road
Stamford, CT 06905

>       **Re:     MTM Technologies, Inc.**
>               **Preliminary Information Statement on Schedule 14C**
>               **Filed May 5, 2008**
>               **File No. 0-22122**

Dear Mr. Braukman:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below.  After reviewing your response, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      Some of the proposals discussed in your filing appear to fall within Items 11 and 12 of Schedule 14A (which are applicable to Schedule 14C by operation of Item 1 of Schedule 14C).  In particular, we refer to the proposals to increase the authorized number of shares of Series A-4 Preferred Stock, to modify the terms of your outstanding Series A-6, Series A-7 and Series A-8 Preferred Stock, and to issue dividend in shares of your Series A Preferred Stock.  Please advise us why you have not incorporated historical financial statements pursuant to Item 13 of Schedule 14A, or provided pro forma financial information reflecting the effect of these transactions.

Approval of the Fourth Restated Certificate to Effect a Reverse Stock Split of Our
Common Stock at a Reverse Stock Split Ratio of 1-for-15, page 5

2.      Please disclose, in tabular format, the number of shares of the company's
        common stock currently authorized, currently issued and outstanding, and
        currently authorized but unissued, and the number of shares in those same
        categories after completion of the reverse stock split.

3.      Please disclose whether you presently have any plans, proposals or arrangements
        to issue any of the newly available authorized shares of common stock for any
        purpose, including future acquisitions and/or financings.  If so, please disclose by
        including materially complete descriptions of the future acquisitions and
        financing transactions.  If not, please state that you have no such plans, proposals,
        or arrangements, written or otherwise, at this time to issue any of the newly
        available authorized shares of common stock.

4.      Please refer to Release No. 34-15230 and discuss the possible anti-takeover
        effects of the effective increase in your authorized shares. Please also discuss
        other anti-takeover mechanisms that may be present in your governing documents
        or otherwise and whether there are any plans or proposals to adopt other
        provisions or enter into other arrangements that may have material anti-takeover
        consequences. Inform holders that management might use the additional shares to
        resist or frustrate a third-party transaction, favored by a majority of the
        independent stockholders, which would provide an above-market premium.

5.      Please tell us what consideration you gave to the application of Rule 13e-3 under
        the Exchange Act and address whether the reverse stock split has a "reasonable
        likelihood or a purpose of producing" the effect described in
        Rule 13e-3(a)(3)(ii)(B).

Approval of the Conversion of the Series A-6 Preferred Stock, the Series A-7 Preferred
Stock and the Series A-8 Preferred Stock into Common Stock as at Conversion Price
Lower than the Fair Market Value of Such Securities on the Date of Issuance, page 20

6.      Please expand your disclosure to discuss the adjustments that you have made to
        the conversion price of your Series A Preferred Stock.  Please disclose whether
        you are in arrears in dividend payments in respect to your Series A Preferred
        Stock.  See Items 12(c) and (d) of Schedule 14A.

                        *       *       *       *

        As appropriate, please amend your filing and respond to these comments within
10 business days.  You should provide us with marked copies of the amendment to

expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,


David L. Orlic
Special Counsel